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                           October 20, 2022

       Carsten Breitfeld
       Global Chief Executive Officer
       Faraday Future Intelligent Electric Inc.
       18455 S. Figueroa Street
       Gardena, CA 90248

                                                        Re: Faraday Future
Intelligent Electric Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed October 7,
2022
                                                            File No. 333-258993

       Dear Carsten Breitfeld:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1

       Summary
       Governance Changes - Governance Agreement with FF Top and FF Global and Director
       Resignations, page 2

   1. Please revise your disclosure to reflect the governance changes and updates reported in your 8-K filed on
October 18, 2022, and the Schedule 13D/A filed by FF Top on October
                                                        18, 2022. In addition,
please revise to clarify when the 2022 AGM is expected to occur.
 Carsten Breitfeld
FirstName LastNameCarsten      Breitfeld
Faraday Future  Intelligent Electric Inc.
Comapany
October 20,NameFaraday
            2022           Future Intelligent Electric Inc.
October
Page 2 20, 2022 Page 2
FirstName LastName
       Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Michael P. Heinz